UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Seneca Foods Corporation
(Exact name of registrant as specified in its charter)

New York                                                                            0-01989                                                                16-0733425
(State of Incorporation)                                               (Commission File Number)                                          (IRS FEIN)

3736 S. Main St., Marion, NY 14505
(Address of principal executive offices)

Timothy Benjamin, 315-926-8100
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

X  Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2017.

Section 1 – Conflict Mineral Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

Introduction

This specialized disclosure report on Form SD of Seneca Foods Corporation (“Seneca”) is for calendar year 2017 and has been prepared in accordance with Rule 13p-1 (“Rule 13p-1”) under the Securities Exchange Act of 1934, as amended (the “1934 Act”).  Please refer to Rule 13p-1, Form SD and the 1934 Act Release No. 34-67716 for definitions to the terms used in this Report, unless otherwise defined herein.

Seneca is a provider of packaged fruits and vegetables with facilities located throughout the United States.  Seneca uses metal containers to package certain fruit, vegetable, and other food products that are delivered to customers.  The Securities and Exchange Commission’s Division of Corporation Finance provided guidance in the form of Frequently Asked Questions regarding Rule 13p-1 and Form SD that stated that “the packaging or container sold with a product is not considered to be part of the product … even if a product’s package or container is necessary to preserve the usability of that product up to and following the product’s purchase.”  Accordingly, Seneca has concluded that the metal containers that Seneca manufactures or contracts to manufacture that are used to package its fruits and vegetables are not “necessary to the functionality or production” of the product under Rule 13p-1.

However, a small portion of the metal food containers that Seneca manufactures are sold to other entities.  Seneca purchases steel from manufacturers of steel tin plate in order to manufacture metal food containers.  Tin is a conflict mineral that is necessary to the functionality of the metal food container product sold by Seneca to other entities.  Therefore, the metal food containers that we manufacture for sale to other entities are subject to the reporting obligations of Rule 13p-1.

Reasonable Country of Origin Inquiry

In accordance with the rules, Seneca conducted a good faith reasonable country of origin inquiry of its suppliers of steel and coatings used in the production of metal food containers.  Management members of Seneca, consisting of internal audit, container manufacturing, procurement, legal and accounting personnel, among others, worked to identify vendors of metal food container raw materials that may contain conflict minerals that originated in the Democratic Republic of the Congo or an adjoining country (the “DRC region”).  Memorandums were sent to identified suppliers of materials to Seneca explaining the conflict minerals reporting rule, and requesting information as to the sources of the minerals used in the materials supplied to Seneca.

With the information obtained from suppliers, Seneca has determined that certain raw materials used by Seneca for the manufacture of metal food containers did not contain materials that were subject to the conflict minerals reporting.  For those raw materials that did contain minerals subject to reporting, Seneca has determined that it has no reason to believe that its necessary conflict minerals may have originated in the DRC region.

The Conflict Minerals Disclosure for the calendar year ended December 31, 2017 is available at www.senecafoods.com.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

SENECA FOODS CORPORATION

/s/Timothy J. Benjamin

By: Timothy J. Benjamin, Chief Financial Officer                                                                 Date:     May 23, 2018